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                                 EXHIBIT 20.1

                            Letter to Shareholders
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                                                        May 9, 2001

Dear Stockholder:

         On April 27, 2001, the Board of Directors of Virata Corporation (the "Company") approved the adoption of the Company's stockholder rights plan. The plan provides each stockholder of the Company with one right for each share of common stock held by such stockholder. Each right is attached to and trades with the associated share of common stock. In the event that any person or entity (with certain exceptions) becomes the beneficial owner of 15% or more of the outstanding shares of the Company's common stock, each right (other than those rights held by such 15% stockholder) would become exercisable to purchase a number of shares of the Company's common stock having a market value at that time equal to two times the exercise price of the right at that time.

         The record date for distribution of the rights under the new plan is May 9, 2001. The plan will expire on May 2, 2011 (unless the rights are triggered prior to such date) and the rights are subject to redemption by the Board of Directors at a price of $.001 per right at any time prior to the first date on which the rights are triggered.

         A brief summary of the new plan is set forth in this letter. No action on your part is required at this time. You will be notified if the rights distributed under the new plan are ever triggered and become exercisable.

         The adoption of the stockholder rights plan is intended to continue to protect the stockholders of the Company against coercive, unfair or inadequate tender offers or other abusive takeover tactics and to preserve for the stockholders the long term value of their investment in the Company. The new plan is designed to provide the Board of Directors with adequate time and a full opportunity to consider any and all responses to such tender offers or takeover tactics. It is worth noting that over 3,000 publicly traded companies in the United States have adopted comparable rights plans.

         The renewal of the Company's stockholder rights plan does not weaken the financial strength of the Company or interfere with its business plans and the distribution of the rights pursuant to the new plan has no current dilutive effect and will not affect earnings per share or change the way in which you can currently trade the Company's shares.

         In adopting the Company's stockholder rights plan, the Board of Directors has expressed its confidence in the Company's future and its determination that stockholders be given every opportunity to participate fully in that future. As always, our primary obligation is to enhance stockholder value. We appreciate your continuing support.

                                       Sincerely,


                                        Charles Cotton
                                        Chief Executive Officer

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